UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Director Departure

On March 26, 2024, Mario Saucier resigned as a member of our Board of Directors and from Nominating and Corporate Governance Committee thereunder. His departure is not the result of any disagreement with the Company on any matter relating to our operations, policies, or practices.

On April 2, 2024, Carter Murray resigned as a member of our Board of Directors and from the Compensation Committee and Nominating and Corporate Governance Committee thereunder. His departure is not the result of any disagreement with the Company on any matter relating to our operations, policies, or practices. As evidenced by the recent appointment of Anthony Cassella from Marine Max to our Board of Directors, the Company is focused on recruiting members of the Board from the boating or electric vehicle industry. We are currently recruiting a new Chairman with specific industry experience that can help guide the Company to the next phase of commercialization and growth.

General

The information contained in this Report on Form 6-K (excluding the exhibit) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Attached as Exhibit 99.1 is our press release of April 3, 2024 entitled, “Vision Marine Technologies Marks a Strategic Milestone with Neogy Startek's Advanced Lithium Battery Production Facility Completion”.

Exhibit Index No.
99.1	Vision Marine Technologies Marks a Strategic Milestone with Neogy Startek's Advanced Lithium Battery Production Facility Completion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 5, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer